Exhibit 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 2 October 2018

1 October 2018	Total Voting Rights
28 September 2018	Publication of Annual Report - Group Companies
21 September 2018	National Grid’s UK Investor Teach-in Events
17 September 2018	Director/PDMR Shareholding
6 September 2018	Director/PDMR Shareholding
5 September 2018	Total Voting Rights

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

2 October 2018:    Three-year rate plan settlement filed for Rhode Island Businesses